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                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934
                            For the month of May 2003

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F __X__     Form 40-F _____


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           Yes ______      No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)
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         This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).
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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                BANCOLOMBIA S.A.
                                                 (Registrant)




Date: May 21, 2003                           By /s/ JAIME ALBERTO VELASQUEZ B.
                                                Name: Jaime Alberto Velasquez B.
                                                Title: Vice President of Finance
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[BNACOLOMBIA LOGO]

        BANCOLOMBIA REPORTS ACCUMULATED NET INCOME OF PS 89,082 MILLION
                   FOR THE FOURTH MONTHS ENDED APRIL 30, 2003


Medellin, May 20, 2003. BANCOLOMBIA (NYSE:CIB)*


BANCOLOMBIA reported unconsolidated net income of Ps 32,920 million for the month ended April 30, 2003. For the fourth months ended April 30, 2003 the Bank reported accumulated net income of Ps 89,082 million, 82.4% higher than that of the same period of 2002.

Total interest income amounted to Ps 81,648 million in April 2003 and Ps 246,464 million in the four-month period ended April 30, 2003, 44.8% higher than that of the same period of 2002.

Total assets amounted to Ps 9.8 trillion in April increasing 17.1% over the last twelve months. Total deposits increased 14% to Ps 6.3 trillion over the last year. BANCOLOMBIA's total shareholders' equity totaled Ps 1.20 trillion in April.

BANCOLOMBIA's level of past due loans as a percentage of total loans was 2.0% as of April 30, 2003, and the level of allowance for past due loans was 234%.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market shares in April, with respect to the Colombian Financial System were 12.5 % of total deposits, 12.6% of total net loans, 11.1% of total savings accounts, 17.5% of total checking accounts and 11.5 % of time deposits.

CONTACTS:

Jaime A. Velasquez:     Financial VP      (574) 5108666
Maria A. Villa:         IR Manager        (574) 5108866


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*     Please note that the information contained herein sets forth and is based on the unconsolidated, unaudited financial results of the Bank for the periods specified and as calculated herein in accordance with Colombian GAAP. Such information can therefore not be compared to and should not be used in any way to interpret any information contained in Bancolombia's annual report on Form 20-F for the year ended December 31, 2002 or in Bancolombia's quarterly press releases, each of which contain the consolidated financial results of the Bank and its subsidiaries for each of the periods specified and as calculated each therein.

      CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

      This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors that could cause actual results to differ materially from those indicated in such statements.


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